

November 19, 2013

<u>Via E-mail</u>
Theodore M. Wright
Chief Executive Officer and President
Conn's, Inc.
4055 Technology Forest Blvd, Suite 210
The Woodlands, Texas 77381

> **Re:** **Conn's, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2013**
> **Filed April 5, 2013**
> **Form 10-Q for Fiscal Quarter Ended July 31, 2013**
> **Filed September 5, 2013**
> **File No. 1-34956**

Dear Mr. Wright:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended July 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Customer Receivable Portfolio Data, page 16

1.   We note the percent of account balances 60+ days past due to the total outstanding balance of customer receivables increased 70 basis points as of July 31, 2013 as compared to July 31, 2012. Moreover, it appears you have experienced a notable uptick in "late stage" (91-209 days past due) delinquencies during the six months ended July 31, 2013 based on page 12 of the September 2013 earnings conference call presentation

available on your website. In view of the preceding, please explain to us why the percent of total bad debt allowance to total outstanding customer receivable balance decreased 40 basis points and the percent of total bad debt allowance to account balances 60+ days past due decreased from 88.4% at July 31, 2012 to 77.4% at July 31, 2013. Likewise, explain why the percent of bad debt charge-offs (net of recoveries) to average outstanding balance, annualized, decreased from 8.5% at July 31, 2012 to 6.6% at July 31, 2013. Also, please tell us your consideration of including this type of discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations.

2. We note the increase in the percent of total outstanding customer receivables represented by promotional receivables. Please tell us your consideration of disclosing: a) the reasonably likely impact on your financial position and results of operations of the recent trend of issuing increasing amounts of credit on promotional terms; and b) the pertinent terms of the promotional credit/receivables. Also, please tell us your consideration of disclosing why the allowance for these programs has declined from 4.3% in the year-ago period to 3.4% at July 31, 2013. Refer to Item 303(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief